Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2007

Mr. J. Kevin Buchi
Executive Vice President and
Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, PA 19355

Re: Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 000-19119

Dear Mr. Buchi:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Product Sales Allowances, page 64

1.   The sensitivity analysis around your product sales allowances should depict reasonably likely changes in your estimates and not hypothetical changes. Please provide us proposed disclosure that either a)clarifies that your current disclosure

does depict this or b)that revises your current disclosure to depict the reasonably likely changes in these estimates.

Inventories, page 67

2.   For each product which management has capitalized a significant amount of costs without regulatory approval during the years presented, please provide us, in disclosure-type format, the following information:

- The current status of the approval process as of the date the inventory was first capitalized the inventory and as of each subsequent balance sheet date, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
- The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company did not believe those issues affected its probable future benefit conclusion at the date the inventory was first capitalized and at each subsequent balance sheet date.
- The remaining shelf life of each product, as of the date the inventory was first capitalized and at each subsequent balance sheet date, and why the Company believed it would be able to realize the inventory at those dates prior to the expiration of the shelf life.
- The risks and uncertainties surrounding market acceptance of the product once approved at the date first capitalized and each subsequent balance sheet date and how this effects the realization of the asset.
- The effect of build-up of pre-launch inventory balances on liquidity.

Consolidated Statements of Operations, page 76

3.   It appears that you have excluded depreciation and amortization from cost of sales (including amortization and impairment of acquired developed products). When amortization and depreciation is excluded from cost of revenues, Staff Accounting Bulletin Topic 11:B requires disclosure of that fact on the face of the statement of operations. The amount of depreciation and amortization excluded from cost of sales should be disclosed in the notes. In addition, gross profit information required to be presented in quarterly information required by Item 302 of Regulation S-K should include depreciation and amortization.

Notes to Consolidated Financial Statements

Note 6. Inventory, Net, page 98

4.   We note in certain circumstances you may commence the manufacture and inventory of commercial quantities of products that have not received final

regulatory approval. Please provide us, in disclosure-type format, an expanded accounting policy for capitalization of unapproved products or a product in litigation, to address the following:

- For each product with inventory capitalized prior to FDA approval, specifically state the point during the FDA approval process that management determines a probable future benefit exists.
- Disclose the status of the FDA's consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.
- Disclose how you apply the lower of cost or market principle to pre-launch inventory.

We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale. Please provide us, in disclosure-type format, a revised Note 6 which separates pre-launch inventory from commercial inventory and separately quantifies the total amount of inventory by category, e.g. raw materials, work in process and finished goods, and in total for each.

Note 8. Intangible Assets

5. In June 2006 you announced that data from your Phase 3 clinical program evaluating GABITRIL for the treatment of generalized anxiety disorder did not reach statistical significance and you recognized a $12.4 million impairment on the carrying value of your investment in GABITRIL product rights. It does not appear appropriate to capitalize an asset related to a product candidate prior to FDA approval. Please provide us your accounting for the acquisition of this asset and the support for that accounting. Tell us if you have capitalized any other amounts related to products that did not yet have FDA approval.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant